PROSPECTUS SUPPLEMENT	REGISTRATION NO. 333-95807
(To Prospectus dated February 17, 2006)	Filed Pursuant to Rule 424(b)(3)

1,000,000,000 Depositary Receipts

Telecom HOLDRS (SM) Trust

This prospectus supplement supplements information contained in the prospectus dated February 17, 2006 relating to the sale of up to 1,000,000,000 depositary receipts by the Telecom HOLDRS (SM) Trust.

The share amounts specified in the table in the “Highlights of Telecom HOLDRS” section of the base prospectus shall be replaced with the following:

Name of Company(1)	Ticker	Share Amounts	Primary Trading Market
ALLTEL Corp.	AT	2	NYSE
AT&T Inc.(1)	T	50.7721	NYSE
BCE Inc.	BCE	4.575	NYSE
CenturyTel, Inc.	CTL	1	NYSE
Cincinnati Bell Incorporated	CBB	2	NYSE
Embarq Corporation	EQ	.830250654	NYSE
Level 3 Communications, Inc.	LVLT	3	NASDAQ
Qwest Communications International Inc.	Q	12.91728	NYSE
Sprint Nextel Corporation	S	16.60501308	NYSE
Telephone and Data Systems, Inc.	TDS	1	AMEX
Telephone and Data Systems, Inc. – Special Common Shares	TDS.S	1	AMEX
Verizon Communications	VZ	21.76	NYSE
Windstream Corporation	WIN	2.067852	NYSE

(1)

Effective January 3, 2007, as a result of the merger of BellSouth Corporation (NYSE Ticker: “BLS”) and AT&T Inc. (NYSE Ticker: “T”), two constituents of the Telecom HOLDRS Trust, BellSouth Corporation is no longer be an underlying constituent of the Telecom HOLDRS Trust. For the 15 shares of BellSouth Corporation per 100 shares round lot of Telecom HOLDRS, The Bank of New York received 19.875 shares of AT&T Inc. Effective January 3, 2007, creations and cancellations of Telecom HOLDRS Trust require 50.7721 shares of AT&T Inc.

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is March 31, 2007.